

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Via E-mail
Theodore R. Moore, Esq.
Vice President–General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042

>    **Re:    C&J Energy Services, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed March 30, 2011**
>    **File No. 333-173177**
>    **Registration Statement on Form S-1**
>    **Filed March 30, 2011**
>    **File No. 333-173188**

Dear Mr. Moore:

We have reviewed your registration statements and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.    Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Similarly, where comments on a filing also relate to disclosure in another filing, please make parallel changes to all affected filings.

2.    If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of

response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.  You leave blanks throughout your registration statements for information that you are not entitled to omit under Rule 430A of Regulation C.  For example, we note your disclosure under "Executive Compensation and Other Information."  Please supply the omitted information in your next amendment, using blanks or brackets if necessary to identify information that is subject to change.

Registration Statement on Form S-1 (File No. 333-173177)

General

4.  Please inform us when the amount of compensation allowable or payable to the underwriter has received clearance by FINRA.  Prior to requesting accelerated effectiveness, be sure to provide us with a copy of the FINRA no objections letter.

5.  Please advise us as to the status of your application with the New York Stock Exchange.

6.  Please revise your disclosure, as applicable, to provide the source for statements that are qualitative and comparative in nature.  For example, and without limitation, we note your statement at page 4 that "[e]xploration and production companies have shown a strong preference for a customized approach to completing complex wells."  Please revise to indicate whether such statements represent management's belief.

7.  Explain to us how you considered providing pro forma information. Show the impact of the offering and use of proceeds.

Prospectus Cover Page

8.  Please delete the reference to the underwriters' status as "joint book-running managers," although such disclosure may appear in the underwriting section of your document or on the back cover page.

Industry and Market Data, page i

9.  We note your statement that "[a]lthough [you] believe these third-party sources are reliable, [you] have not independently verified the information and cannot guarantee its accuracy or completeness."  Under the federal securities laws, a company is responsible for all information contained within its registration statement and should not include language that suggests otherwise.  Please delete this statement.

Prospectus Summary, page 1

The Offering, page 7

10.     Please revise to clarify what you mean by the disclosure that the summary contains "basic information" about the proposed offering and is "not intended to be complete." While we note that disclosure in this section might not contain all the information that is important to an investor, it should highlight all material information for an investor. Please revise your disclosure language to remove any statement that may suggest otherwise.

11.     We note your disclosure to "2010 Plan" in note 1 at page 8. Please define such term here and provide a cross-reference to the more detailed disclosure relating to such plan appearing elsewhere in your prospectus.

12.     Please add to the list at page 8 under "Risks Relating to Our Business" the risk set forth at page 15 under "We participate in a capital intensive industry…."

Risk Factors, page 11

General

13.     Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while" or "however." Similarly, state the risks plainly and directly, eliminating "no assurance" and "cannot assure" type language. For example, and without limitation, we note your disclosure at page 19 under "New technology…" beginning "[a]lthough we believe our equipment and processes currently give…."

We may not be able to renew our term contracts…, page 14

14.     Please revise your disclosure to quantify as a percentage the amount of revenue that is derived from term contracts.

Covenants in our debt agreements…, page 16

15.     Please expand your disclosure to describe any restrictive covenants contained in your subordinated term loan. In this regard, we note your disclosure at page 21 under "We do not anticipate paying any dividends…."

Energy Spectrum and Citigroup/Stepstone will continue to have…, page 16

16.     Please revise your disclosure to quantify your Sponsors' holdings after giving effect to the proposed offering.

Subject to certain limitations…, page 22

17.     Please expand your disclosure to discuss demand registration rights contemplated by your Amended and Restated Stockholders' Agreement.

18.     We note that the risk discussed in the penultimate paragraph—that investors should not rely on the lock-up agreements because the underwriters may release all or a portion of the stock subject to such lock-up agreements—appears to be distinct than those discussed in this risk factor.  Please discuss such risk in a separate risk factor.

Use of Proceeds, page 25

19.     Please present the use of proceeds in tabular format and revise to specifically identify the amounts to be allocated to each of the identified uses, such as the funding of future capital expenditures, of working capital and for general corporate purposes.  Expand your disclosure to identify the activities that would constitute "future capital expenditures," "working capital" and "general corporate purposes."

20.     Please revise to include the interest rate and term under your credit facility.  If outstanding debt was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.  See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

21.     We believe the "Overview" section could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how you earn revenue and income and generate cash. For example, and without limitation, please discuss any limitations on future growth, including by quantifying how much of such growth over the next twelve months is dependent on third-party financing versus revenues from your operations.  In this regard, we note your disclosure on page 35 that your primary sources of liquidity to date have been capital contributions and borrowings from stockholders, borrowings under your credit facility and subordinated term loan and cash flows from operations.  For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm*.

22.     Similarly, please expand your discussion to address your prospects for the future.  In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, and without limitation, please discuss the importance of the delivery of Fleets 5 and 6, the effects of any changes in legislation relating to hydraulic fracturing or the costs of raw materials.  In this regard, we note the significant increase in fracturing services revenue from a year-over-year perspective.  See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

Results of Operations, page 32

23.     Where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, and without limitation, you state that the 379% increase in fracturing services revenue was due to pricing and activity and the deployment of Fleet 2.  Quantify the amount of change due to pricing as compared to the deployment of Fleet 2.

24.     We note your disclosure at page 2 that your services consist of hydraulic fracturing, coiled tubing and pressure pumping; however, your disclosure here does not appear to separately account for your pressure pumping operations.  Please revise your disclosure to indicate whether such services are accounted for as separate business segments.  If so, please further revise your disclosure to describe your results of operations for each such segment.

Business, page 45

25.     We note disclosure indicating that certain of your contracts extend over multiple periods. Explain to us how you have considered the disclosure requirements of Item 101(c)(1)(viii) of Regulation S-K.

Executive Compensation and Other Information, page 68

26.     While we note your disclosure that your compensation program has not consisted of formal policies or procedures, we believe that your disclosure could be expanded so that investors have a better understanding of your board's and/or compensation committee's considerations in respect of the actual amounts paid and to be paid for each element of compensation and how such amounts fits in to your overall compensation scheme.  For example, and without limitation, we note your disclosure at page 72 that your board determined that Messrs. Foret and Winstead should receive grants of stock options.

Please revise to describe the metrics used by your board to determine the actual number of options granted. As another example, please revise your disclosure to discuss in greater detail the matters considered in regard to the discretionary bonuses referenced at page 70.

27.    Similarly, we note your disclosure at page 69 that you do not maintain employment agreements with Messrs. Foret and Winstead. Please revise to address how this determination fits into your overall compensation scheme. In this regard, we note your disclosure at page 72 beginning "Because we anticipate Mr. Moore will be a named executive officer…."

Description of Capital Stock, page 86

28.    Please revise to include a description of the provision set forth in Article Fifteenth of your Amended and Restated Certificate of Incorporation.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

29.    Disclosure in your filing indicates that you generate revenue from sales of products and services. Given this, explain to us how you have considered the requirements of Rule 3-05(b)(1) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-7

General

30.    Explain to us how you have considered providing the general disclosure regarding segments required by FASB ASC paragraph 280-10-50-21.

31.    We note that you have not provided any discrete disclosure regarding segments. Tell us whether you have concluded that your business represents a single operating segment or that multiple operating segments can be aggregated into a single reportable segment. To the extent that you have concluded that your business represents a single operating segment, explain how you have applied the definition in FASB ASC paragraph 280-10-50-1 to your operations. Alternatively, if multiple operating segments have been aggregated, explain how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.

32.     To help us understand your segment reporting, identify for us your chief operating decision maker (CODM).  Additionally, provide a sample set of reports used by your CODM to allocate resources and to assess performance.

Goodwill, Intangible Assets and Amortization, page F-8

33.     Tell us the terms and timing of the transaction(s) that resulted in your reported goodwill. As part of your response, identify the parties to the transaction(s), and describe the nature and extent your operations prior to the transaction(s).

Revenue Recognition, page F-9

34.     Disclosure in your filing indicates that you enter into various types of revenue arrangements and that these arrangements relate to the sales of both products and services and may include set-up fees, hourly charges, and minimum usage requirements.

With a view towards expanded disclosure, describe for us all material terms of your various revenue arrangements  As part of your response, identify the various elements included in the arrangements, your specific performance obligations, the payment terms, and any return, refund, cancellation or similar customer rights.  For each type of contract, explain how you determine when each of the revenue recognition criteria has been met.

Exhibits, page II-2

35.     We note your disclosure at pages 51 and 52 about your major customers and suppliers. Please provide the basis for not filing agreements relating to these relationships or with the manufacturer of Fleets 5 and 6.  In your response, please address why a supply agreement with Liang Investment Inc. was filed but not discussed in your related disclosure.

36.     Please provide the basis for not filing the Rate Cap Agreement or any of your lease agreements with respect to your properties.

37.     Please also provide a basis for not filing any agreements with your related parties, such as your supplier agreements with Total.

38.     With your next amendment, please provide the exhibits you currently omit, including, without limitation, your legality opinion, form of underwriting agreement and lock-up agreements.  This will expedite our review and provide you with sufficient time to respond to potential staff comments.

Registration Statement on Form S-1 (File No. 333-173188)

Prospectus Cover Page

39.     We note your disclosure beginning "Once our common stock is listed on the New York Stock Exchange…."  Please tell us whether your listing on the NYSE is a condition precedent to this resale offering.

Prospectus Summary, page 1

40.     We note your disclosure at pages 7 and 8 of your Registration Statement on Form S-1 (File No. 333-173177).  Please revise to include a brief summary of the offering and risk factors.

Security Ownership of Certain Beneficial Owners and Management, page 63

41.     Please advise us as to what is meant by the column heading "Shares Beneficially Owner After the Offering (Option to Purchase Additional Shares Exercised in Full)."  For example, disclose in better detail any options the selling shareholders may have to purchase additional shares.

Plan of Distribution, page 81

42.     We note your statement that "the selling stockholders who are affiliates of broker-dealers *may be* 'underwriters' within the meaning of Section 2(11) of the Securities Act."  Please disclose whether any of the selling stockholders are broker-dealers or affiliates of a broker or dealer.  If a selling stockholder is a broker-dealer, please identify the selling stockholder *as* an underwriter, unless you can provide us with a confirmation that he received the shares being registered as compensation for investment banking services. If a selling stockholder is an affiliate of broker or dealer, identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that the selling stockholder acquired the shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Legal Matters, page 83

43.     We note your disclosure relating to underwriters.  Please advise us whether any underwriters or persons deemed to be underwriters will participate in this offering.

Undertakings, page II-4

44.     Please provide all the undertakings required by Item 512(a) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc:     Via E-mail
        Jeffery K. Malonson, Esq.
        Vinson & Elkins L.L.P.
        1001 Fannin Street, Suite 2500
        Houston, Texas 77002